Filed by Baltic Trading Limited
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Baltic Trading Limited
Form S-4 File No.: 333-203822

On May 21, 2015, Baltic Trading Limited (“Baltic Trading”) used the following slide presentation at an industry conference:

 Genco Shipping & Trading Limited  Baltic Trading Limited    Clarksons Platou Securities ConferenceMay 21st, 2015

 Forward Looking Statements    "Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995This presentation contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements use words such as "anticipate," "budget," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with a discussion of potential future events, circumstances or future operating or financial performance. These forward-looking statements are based on the current expectations and observations of the respective managements of Genco and Baltic Trading. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future actions, conditions or events and future results of operations may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine actual results are beyond the ability of Genco or Baltic Trading to control or predict. Included among the factors that, in the view of Genco and Baltic Trading management, could cause actual results to differ materially from the forward looking statements contained in or incorporated by reference into this joint proxy statement/prospectus are the following (i) declines in demand or rates in the drybulk shipping industry; (ii) prolonged weakness in drybulk shipping rates; (iii) changes in the supply of or demand for drybulk products, generally or in particular regions; (iv) changes in the supply of drybulk carriers including newbuilding of vessels or lower than anticipated scrapping of older vessels; (v) changes in rules and regulations applicable to the cargo industry, including, without limitation, legislation adopted by international organizations or by individual countries and actions taken by regulatory authorities; (vi) increases in costs and expenses including but not limited to: crew wages, insurance, provisions, lube oil, bunkers, repairs, maintenance and general, administrative and management fee expenses; (vii) whether Genco's and Baltic Trading's insurance arrangements are adequate; (viii) changes in general domestic and international political conditions; (ix) acts of war, terrorism, or piracy; (x) changes in the condition of Genco's and Baltic Trading's vessels or applicable maintenance or regulatory standards (which may affect, among other things, Genco's and Baltic Trading's anticipated drydocking or maintenance and repair costs) and unanticipated drydock expenditures; (xi) Genco's and Baltic Trading's acquisition or disposition of vessels (xii) the amount of offhire time needed to complete repairs on vessels and the timing and amount of any reimbursement by Genco's and Baltic Trading's insurance carriers for insurance claims, including off-hire days; (xiii) the completion of definitive documentation with respect to time charters; (xiv) charterers' compliance with the terms of their charters in the current market environment; (xv) the fulfillment of the closing conditions under, or the execution of additional documentation for, Baltic Trading's agreements to acquire vessels; (xvi) obtaining, completion of definitive documentation for, and funding of financing for Baltic Trading's vessel acquisitions on acceptable terms; (xvii) the extent to which Genco's and Baltic Trading's operating results continue to be affected by weakness in market conditions and charter rates; (xviii) the ability to maintain contracts that are critical to the operations of Genco and Baltic Trading, to obtain and maintain acceptable terms with Genco's and Baltic Trading's vendors, customers and service providers and to retain key executives, managers and employees; (xix) the timing and realization of the recoveries of assets and the payments of claims and the amount of expenses required to recognize such recoveries and reconcile such claims; (xx) Genco's ability to obtain sufficient and acceptable financing; (xxi) the risk that the closing of the merger is substantially delayed or does not occur; (xxi) factors listed in Genco’s registration statement on Form S-4 filed with the Securities and Exchange Commission on May 4, 2015, as the same may be amended; and (xxii) other factors listed from time to time in each company’s public filings with the Securities and Exchange Commission including, without limitation, each company’s Annual Report on Form 10-K for the year ended December 31, 2014 (as amended) and its subsequent reports on Form 10-Q and Form 8-K. Neither Genco nor Baltic Trading undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

   Genco Shipping & Trading Limited Overview

Genco Overview

- Founded in December 2004, completed IPO in July 2005
- High quality modern fleet of 55 vessels across the major drybulk vessel classes
- Consistent operating strategy since inception
  - Focus on all sectors of drybulk to maximize ROC
  - Maintain our fleet on charters with reputable multi-national companies
  - Operate a modern fleet and utilize well-established third party managers
  - Publicly traded company with high transparency and strong equity sponsors
- Recent Developments
  - Entered into a definitive merger agreement on April 7, 2015, under which Genco agreed to acquire Baltic Trading in a stock-for-stock transaction
    - Genco owns 10.85% economic interest and 64.60% voting interest
    - Genco provides commercial and technical services for Baltic Trading
    - Baltic Trading owns a young fleet of 15 vessels including two Ultramax newbuildings
  - Acquired the Baltic Tiger and the Baltic Lion from Baltic Trading on April 8, 2015
  - Entered into a $60 million revolving credit facility in April 2015
  - Amended facilities in April 2015 to waive and amend cash flow related covenants
  - Emerged from voluntary Chapter 11 prepack filing in July 2014 and converted $1.2 billion of debt into equity
- Manage technical operations for Maritime Equity Partners

4

High Quality Operations

- Extensive relationships with established drybulk charterers
- These relationships help us to:
  - Minimize counterparty risk
  - Maximize fleet utilization
- In-house chartering and operations group
- We utilize three leading technical managers
  - Allows access to savings from significant economies of scale
  - In-house technical management staff actively oversees and benchmarks performance of each manager

Selected Customer Relationships

Pacific Basin
Cargill
Navig8
SwissMarine
Clipper
Oldendorff
Torvald Klaveness

Technical Managers

Wallem (Estd 1903)
V.Ships
Anglo Eastern Group

5

Genco Fleet List

Vessel Name	Year Built	Dwt
Capesize		
Genco Augustus	2007	180,151
Genco Tiberius	2007	175,874
Genco London	2007	177,833
Genco Titus	2007	177,729
Genco Constantine	2008	180,183
Genco Hadrian	2008	169,025
Genco Commodus	2009	169,098
Genco Maximus	2009	169,025
Genco Claudius	2010	169,001
Genco Tiger	2011	179,185
Baltic Lion	2012	179,185
Panamax		
Genco Beauty	1999	73,941
Genco Knight	1999	73,941
Genco Vigour	1999	73,941
Genco Leader	1999	73,941
Genco Acheron	1999	72,495
Genco Surprise	1998	72,495
Genco Thunder	2007	76,588
Genco Raptor	2007	76,499
Supramax		
Genco Warrior	2005	55,435
Genco Hunter	2007	58,729
Genco Predator	2005	55,407
Genco Cavalier	2007	53,617
Genco Aquitaine	2009	57,981
Genco Ardennes	2009	58,018
Genco Auvergne	2009	58,020
Genco Bourgogne	2010	58,018
Genco Brittany	2010	58,018
Genco Languedoc	2010	58,018
Genco Loire	2009	53,430
Genco Lorraine	2009	53,417
Genco Normandy	2007	53,596
Genco Picardy	2005	55,257
Genco Provence	2004	55,317
Genco Pyrenees	2010	58,018
Genco Rhone	2011	58,018

Vessel Name	Year Built	Dwt
Handymax		
Genco Muse	2001	48,913
Genco Marine	1996	45,222
Genco Wisdom	1997	47,180
Genco Carrier	1998	47,180
Genco Success	1997	47,186
Genco Prosperity	1997	47,180
Handysize		
Genco Explorer	1999	29,952
Genco Pioneer	1999	29,952
Genco Progress	1999	29,952
Genco Reliance	1999	29,952
Genco Charger	2005	28,398
Genco Champion	2006	28,445
Genco Challenger	2003	28,428
Genco Sugar	1998	29,952
Genco Bay	2010	34,296
Genco Ocean	2010	34,409
Genco Avra	2011	34,391
Genco Mare	2011	34,428
Genco Spirit	2011	34,432

- Modern, diversified fleet
  - 11 Capesize
  - 8 Panamax
  - 17 Supramax
  - 6 Handymax
  - 13 Handysize
- Total capacity of approximately 4,168,000 DWT

Tables exclude vessels owned by Baltic Trading Limited

6

 Genco Fleet Details*   * Please see appendix for footnotes to table. Table excludes vessels owned by Baltic Trading Limited.

 Genco Fleet Details*   * Please see appendix for footnotes to table. Table excludes vessels owned by Baltic Trading Limited.

Key Balance Sheet Items – Genco Standalone* *(Excluding Baltic Trading Limited)*

Selected Financial Information
3/31/15
(Dollars in thousands)

	Mar. 31, 2015 Actual	Adjustment(4)	Mar. 31, 2015 Pro Forma
Cash(1)	$63,783	(4,688)	$59,095
Debt(2)	$226,145	65,563	$291,708
Shareholders' Equity(3)	$1,019,248	-	$1,019,248
Capitalization	$1,245,393	65,563	$1,310,956
Debt/Capitalization	18%		22%

* See the Appendix for a reconciliation to actual Genco Standalone figures.

(1) March 31, 2015 cash includes restricted cash under the terms of Genco's credit facilities. Baltic Trading's cash balance is not included. Pro forma cash is adjusted for the purchase of the Baltic Lion and the Baltic Tiger as well as the drawdown of $25.0 million of debt under the $60.0 million revolving credit facility in April 2015 net of credit facility fees.

(2) March 31, 2015 debt includes $27.8 million of the current portion of long-term debt outstanding and excludes Baltic Trading's debt outstanding. Pro forma debt includes $40.6 million of debt assumed in conjunction with the purchase of the Baltic Lion and the Baltic Tiger as well as the drawdown of $25.0 million of debt under the $60.0 million revolving credit facility in April 2015.

(3) March 31, 2015 shareholders' equity for Genco standalone represents Total Genco Shipping & Trading Limited shareholders' equity which does not reflect the non-controlling portion of Baltic Trading Limited's shareholders equity. March 31, 2015 actual figures already reflect an impairment charge of $35.4 million relating to the sale and purchase of the Baltic Lion and the Baltic Tiger from Baltic Trading to Genco.

(4) Represents adjustment of key balance sheet items for the purchase of the Baltic Lion and the Baltic Tiger as well as the drawdown of $25.0 million of debt under our $60.0 million revolving credit facility in April 2015.

9

   Baltic Trading Limited Overview

Baltic Trading Overview

- Baltic Trading Inception
  - Founded in March 2010 through an IPO and concurrent equity investment from Genco Shipping
  - To provide indirect exposure to the Baltic Dry Index
  - Low cost operating platform
- Baltic Trading is a drybulk, spot market focused company
  - Young fleet consists of 15 vessels
    - 13 vessels currently on the water with an average age of approximately 4.7 years
    - Two Ultramax newbuilding vessels are expected to deliver in Q2 and Q3 2015
  - Focus on high quality, fuel-efficient modern vessels
  - Diverse fleet within drybulk sector
- Recent Developments
  - Entered into a definitive merger agreement with Genco Shipping & Trading Limited on April 7, 2015, under which Genco agreed to acquire Baltic Trading in a stock-for-stock transaction
  - Sold the Baltic Tiger and the Baltic Lion to Genco on April 8, 2015
  - Entered into a $148 million credit facility with Nordea Bank in January 2015
    - Includes a $115 million revolving facility and $33 million term loan facility to partially fund the acquisition of the Baltic Scorpion and the Baltic Mantis

11

 Vessel Name  Year Built  Dwt  Expected Delivery(1)  Capesize        Baltic Bear  2010  177,717    Baltic Wolf  2010  177,752    Ultramax        Baltic Hornet  2014  63,574    Baltic Wasp  2015  63,389    Baltic Scorpion  2015  64,000  Q2 2015  Baltic Mantis  2015  64,000  Q3 2015  Supramax        Baltic Leopard  2009  53,446    Baltic Panther  2009  53,350    Baltic Jaguar  2009  53,473    Baltic Cougar  2009  53,432    Handysize        Baltic Wind  2009  34,408    Baltic Cove  2010  34,403    Baltic Breeze  2010  34,386    Baltic Fox  2010  31,883    Baltic Hare  2009  31,887    Baltic Trading Fleet List  Modern, diversified fleet2 Capesize4 Ultramax4 Supramax5 HandysizeTotal capacity of approximately 991,000 DWT  The dates for the vessels being delivered in the future are estimates based on guidance received from the sellers.

 Vessel Type  Vessel Name  Year Built  Charterer  Charter Expiration (1)  Employment Structure  Expected Delivery (2)  Capesize  Baltic Bear  2010    April 2016  102.5% of BCI (3)      Baltic Wolf  2010    November 2015  101.5% of BCI (4)    Ultramax  Baltic Hornet  2014    November 2015  115.5% of BSI (5)      Baltic Wasp  2015  Pioneer Navigation Ltd.  December 2015  115% of BSI (6)      Baltic Scorpion  2015  TBD  TBD  TBD  Q2 2015    Baltic Mantis  2015  TBD  TBD  TBD  Q3 2015  Supramax  Baltic Leopard  2009  Western Bulk Pte. Ltd.  August 2015  $7,000 (7)      Baltic Panther  2009  Bulkhandling Handymax A/S  August 2015  Spot Pool (8)      Baltic Jaguar  2009  Harmony Innovation Shipping Ltd.  June 2015  $6,500 (9)      Baltic Cougar  2009  Bulkhandling Handymax A/S  August 2015  Spot Pool (8)      Baltic Wind  2009    January 2016  107% of BHSI (10)    Handysize  Baltic Cove  2010    June 2015  106% of BHSI (11)      Baltic Breeze  2010    July 2015  103.5% of BHSI (12)      Baltic Fox  2010   Logger Pool  November 2015  Spot Pool (13)      Baltic Hare  2009   Logger Pool  November 2015  Spot Pool (13)    Fleet: 15 vessels - Current Fleet: 13 vessels, Average Age: 4.7 Years   Baltic Trading Fleet Details*  * Please see appendix for footnotes to fleet list

Key Balance Sheet Items – Baltic Trading Limited

Selected Financial Information
3/31/15
(Dollars in thousands)

	Mar. 31, 2015 Actual	Adjustment[4]	Mar. 31, 2015 Pro Forma
Cash[1]	**$15,051**	**28,617**	**$43,668**
Debt[2]	**$208,463**	**(40,563)**	**$167,900**
Shareholders' Equity[3]	**$323,328**	**-**	**$323,328**
Capitalization	**$531,791**	**(40,563)**	**$491,228**
Debt/Capitalization	**39%**		**34%**

(1) March 31, 2015 cash includes restricted cash under the terms of Baltic Trading's credit facilities. Pro forma cash is adjusted for the sale of the Baltic Lion and the Baltic Tiger in April 2015 but without taking into consideration any commissions payable on the sale of the two vessels.

(2) March 31, 2015 debt includes $16.8 million of the current portion of long-term debt outstanding. Pro forma debt is reduced by $40.6 million in relation to the sale of the Baltic Lion and the Baltic Tiger in April 2015.

(3) March 31, 2015 shareholders' equity represents actual Baltic Trading shareholders' equity as of March 31, 2015 without any adjustments for the sale of the Baltic Lion and the Baltic Tiger in April 2015. March 31, 2015 actual figures already reflect an impairment charge of $30.7 million relating to the sale and purchase of the Baltic Lion and the Baltic Tiger from Baltic Trading to Genco.

(4) Represents adjustment of key balance sheet items for the sale of the Baltic Lion and the Baltic Tiger in April 2015.

14

   Proposed Merger Overview

Merger Agreement Overview

- Baltic Trading entered into a definitive merger agreement with Genco on April 7, 2015, under which Genco agreed to acquire Baltic Trading in a stock-for-stock transaction
- Each share of Baltic Trading common stock will be converted into 0.2160 shares of Genco common stock
  - As a result, Genco will issue approximately 11,287,132 new shares to Baltic Trading shareholders (other than Genco and its subsidiaries)
  - 6,356,471 shares of Baltic Trading Class B Stock owned by Genco will be cancelled and retired
- Upon completion of the merger, ownership of the combined company is expected to be as follows:
  - Genco shareholders: 84.5%
  - Baltic Trading shareholders: 15.5%
- Under the merger agreement, approval of the merger is conditioned on votes by both Genco and Baltic Trading shareholders:
  - Approval by a majority of the voting power of Genco common stock represented at the Genco shareholders' meeting
  - Approval by a majority of the voting power of all Baltic Trading shareholders, that are outstanding and entitled to vote at the Baltic Trading shareholders' meeting, excluding the Class B Stock and any other shares held by Genco, its subsidiaries, and its common directors and officers with Baltic Trading (i.e., majority of the minority vote)
  - In addition, under Marshall Islands law, approval by a majority of the voting power of all Baltic Trading shareholders (including Class B shares) outstanding and entitled to vote at the Baltic Trading shareholders' meeting

16

   Industry Overview

 Baltic Dry Index    (BDI Points)  Market Update and Industry Overview  Source: Clarkson Research Services Limited 2015  2013        2014  2015

Recent Market Developments

Iron Ore Imports by Country[1]


(Mt)
China
EU
Japan
South Korea
100
90
80
70
60
50
40
30
20
10
0
Jan-10
May-10
Sep-10
Jan-11
May-11
Sep-11
Jan-12
May-12
Sep-12
Jan-13
May-13
Sep-13
Jan-14
May-14
Sep-14
Jan-15

Key Expansion Plans[3]


BHP*
Fortescue
Rio Tinto
Vale
Anglo American
Roy Hill
(Mt)
* BHP can grow system capacity to ~290Mtpa from 250Mtpa thru debottlenecking and improving supply chain efficiency; this potential increase is not included below
100
80
60
40
20
0
2015
2016
2017
2018

Recent Developments

- Destocking occurring at Chinese iron ore ports and coal power plants since November 2014 reducing stocks by 14% and 43%, respectively[2]
  - Chinese iron ore imports have increased 1% YOY through April 2015 compared to a 14% YOY rise in 2014[1]
  - Coal imports are down by 38% through April YOY as China has implemented protectionist policies to aid the domestic coal industry and has focused on reducing emissions[2]
- Seasonally weaker volumes currently being exported from Brazil[2]
  - Despite being below the Q4 2014 pace, exports for the first four months of 2015 are up 12% YOY[1]
- Iron ore prices have rebounded to approximately $60/ton
- India is in the process of restocking coal power plant inventories ahead of monsoon season[2]
  - Stockpiles currently stand at a near record of 29.8MT
- Record pace of vessel scrapping has been able to keep net fleet growth at 0.6% year to date through April 2015[1]
  - Ordering activity has slowed dramatically decreasing by 92% through the first four months of 2015 YOY

Coal Trade – Ton Miles[1]


China
India
Billion Ton Miles
1200
1000
800
600
400
200
0
2007
2008
2009
2010
2011
2012
2013
2014
2007-2014 CAGR:
China: 45%
India: 21%
2014 vs 2013 YOY Growth
China: -11%
India: 26%

1) Source: Clarkson Research Services Limited 2015
2) Source: Commodore Research
3) Source: Public statements by subject companies

19

Major Iron Ore Producers Output to Date

Major Iron Ore Miners Production(1)



FMG
RIO
BHP
VALE
Million Tons
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
-
Q1-13 Q2-13 Q3-13 Q4-13 Q1-14 Q2-14 Q3-14 Q4-14 Q1-15

China's Sources of Iron Ore(2)



Australia
S. America
Asia
S&E Africa
N&W Africa
Other
70%
60%
50%
40%
30%
20%
10%
0%
Mar-07 Sep-07 Mar-08 Sep-08 Mar-09 Sep-09 Mar-10 Sep-10 Mar-11 Sep-11 Mar-12 Sep-12 Mar-13 Sep-13 Mar-14 Sep-14 Mar-15

- As Australian iron ore production has increased, so has their market share of exports to China
- In Q1 2015, iron ore output from the four major miners increased by 12% YOY(1)
- Production from FMG, Rio and BHP increased by 16% in Q1 2015 YOY while Vale's only increased by 5%(1)
- BHP increased FY 2015 production guidance by 5MT to 250MT but delayed a project to reduce debottlenecking at Port Hedland which defers the expansion to 290MT past the original 2017 target(1)
- BHP reiterated that the company can expand capacity to 270MT without the need for additional fixed asset investment(1)
- Vale stated that the company could cut 30MT of old, higher cost capacity if market conditions so dictate(1)
- Depreciating currencies, oil prices and freight costs have helped to lower miners expenses
- Shortly after Atlas Iron announced that it would suspend ore production, the company stated that output would continue at two of their three mines(1)

20

1) Source: Public statements by subject companies
2) Source: Marsoft Incorporated

Global Steel Production

Global Steel Production (million tons)[1]	Mar 2015	Mar 2014	% Variance	Q1 2015	Q1 2014	% Variance
China	69.5	70.3	-1.2%	200.1	203.5	-1.7%
European Union	15.3	15.5	-0.9%	43.7	44.0	-0.6%
Japan	9.3	9.7	-4.5%	26.7	27.6	-3.0%
India	8.0	7.2	10.0%	22.8	20.8	9.4%
South Korea	5.7	6.4	-11.8%	16.7	17.8	-6.5%
Global Production	138.0	141.8	-2.7%	400.0	407.4	-1.8%

- The steel restocking period during Q1 2015 wasn't as strong as seen in previous years[2]
  - Seasonal trend of steel inventory destocking has occurred so far in Q2 2015
- Chinese steel prices have fallen by 16% in 2015 YTD compared to 14% in all of 2014[2]
- Steel stockpiles are 18% lower YOY as companies have been reluctant to restock given the declining price environment[2]
- Chinese steel output has contracted through Q1 2015 YOY while India's production has increased by 9.4%[1]

Chinese Steel Exports[3]


Steel exports have increased by 35% YOY through April 2015
Million Tons
12
10
8
6
4
2
0
Jan-10 Apr-10 Jul-10 Oct-10 Jan-11 Apr-11 Jul-11 Oct-11 Jan-12 Apr-12 Jul-12 Oct-12 Jan-13 Apr-13 Jul-13 Oct-13 Jan-14 Apr-14 Jul-14 Oct-14 Jan-15 Apr-15

China's Steel Stockpiles[2]


(Mt)
Steel stockpiles tend to rise through March then decline the remainder of the year
24
22
20
18
16
14
12
10
8
Jan-11 May-11 Sep-11 Jan-12 May-12 Sep-12 Jan-13 May-13 Sep-13 Jan-14 May-14 Sep-14 Jan-15 May-15

1) Source: World Steel Association
2) Source: Commodore Research
3) Source: Clarkson Research Services Limited 2015

21

Coal Demand



Coal Power Plant Stockpiles
China
India
China Stockpiles (MT)
India Stockpiles (MT)
120
100
80
60
40
20
0
35
30
25
20
15
10
5
0
Jan-13
Apr-13
Jul-13
Oct-13
Jan-14
Apr-14
Jul-14
Oct-14
Jan-15
Apr-15
Chinese coal power plant destocking has sped up after inventories rose through much of 2014, inventories have declined by 34% or 38MT since the start of 2015
India coal power plant stockpiles have increased by 338% since reaching a low of 6.8MT in October 2014

- Slower electricity demand growth in China, protectionist measures to boost the domestic coal industry and higher output from alternative energy sources have resulted in reduced coal import demand
- China's coal imports rose by 18% to 20MT in April 2015 when compared to March but were still 26% lower YOY
- Indian coal power plant stockpiles have risen sharply over the past several months reaching an all-time high in the process
- Coal India produced 41.5MT of coal in April 2015, an 11% increase YOY and marks the third consecutive month in which the company's output has exceeded its target
- Coal stockpiles at major Chinese power plant currently stand at 56.5MT, the lowest level since May 2011

Source: Commodore Research

22

Supply Side Fundamentals

Current Drybulk Vessel Orderbook by Type*



(mdwt)
Capesize
Panamax
Handymax
Handysize
Current orderbook inclusive of VLOC orders is 20% of fleet*
2.7%
2.8%
2.7%
2.1%
2.5%
2.1%
1.9%
0.8%
1.0%
0.8%
0.8%
0.1%
0.1%
24
22
20
18
16
14
12
10
8
6
4
2
-
Q2-15
Q3-15
Q4-15
Q1-16
Q2-16
Q3-16
Q4-16
Q1-17
Q2-17
Q3-17
Q4-17
Q1-18
Q2-18

Drybulk Vessel Deliveries vs. Scrapping



(mdwt)
Deliveries
Scrapping
Net Additions
Peak
Jan 2013
Jan 2014
Jan 2015
Current
16
14
12
10
8
6
4
2
0
-2
-4
Mar-12
May-12
Jul-12
Sep-12
Nov-12
Jan-13
Mar-13
May-13
Jul-13
Sep-13
Nov-13
Jan-14
Mar-14
May-14
Jul-14
Sep-14
Nov-14
Jan-15

- Newbuilding vessel deliveries declined by 3% through the first four months of 2015 YOY
  - Record pace of vessel scrapping has helped to partially offset newbuilding deliveries
  - Drybulk fleet has contracted during two of the first four months of 2015
- Newbuilding contracting activity has significantly decelerated
  - Newbuilding orders have fallen by 92% through April 2015 YOY
  - No Capesize orders since December 2014

*Figures as reported by Clarkson Research Services Limited 2015 but adjusted to account for reported orders of 20 VLOC newbuilding vessels in September 2014. The vessel orderbook chart assumes that they deliver evenly through 2017 for illustrative purposes although no definitive delivery dates have been published.

Source: Clarkson Research Services Limited 2015

23

Supply Side Fundamentals

Vessel Demoliton	Average Age (Years)		
	2015 YTD	2014	2013
Capesize	21	24	23
Panamax	23	24	25
Supramax	27	27	28
Handysize	28	29	30
Total	25	27	28

Vessel Demoliton (mdwt)	YTD 2015	YTD 2015 Annualized	FY 2014
Capesize	9.69	25.64	4.23
Panamax	2.67	7.06	3.88
Supramax	1.23	3.25	3.88
Handysize	2.53	6.69	4.19
Total	16.12	42.64	16.18

Supply Side Fundamentals (mdwt)

(Through April 30, 2015)

	Newbuilding Deliveries	Demolitions	Net Fleet Growth	YTD Fleet Growth %	Annualized Fleet Growth	2014 Fleet Growth %
Capesize	6.98	8.70	(1.71)	-0.6%	-1.7%	4.9%
Panamax	3.91	2.52	1.38	0.7%	2.2%	4.5%
Supramax	6.01	1.14	4.87	2.9%	8.8%	5.1%
Handysize	2.46	2.30	0.16	0.2%	0.6%	1.1%
Total	19.36	14.66	4.70	0.6%	1.9%	4.4%

- Approximately 11% of the fleet is greater than or equal to 20 years old on a number of vessels basis
- 58 Capesize vessels have been scrapped in 2015 YTD, 50 of which were built between 1990 and 1997
- In 2015 YTD, the average age of Capesize vessels scrapped has fallen to 21 years from 24 years in 2014
- ~200 Capesize vessels on the water were built in 1997 or earlier representing 13% of the Capesize fleet
- Panamax newbuilding deliveries have slowed as the orderbook as a percentage of the fleet is the smallest among the four drybulk sectors at 16%
- Of the 104 Supramaxes delivered in 2015 YTD, 79 are between 60,000 to 64,999 dwt
- Handysize fleet growth has remained limited in part due to the older age profile of the fleet

24

Source: Clarkson Research Services Limited 2015

 Supply Side Fundamentals  Source: Marsoft Incorporated          Due to the current freight rate environment, a supply response has occurred as some owners have converted previous orders into other vessel types, scrapping of older tonnage has increased and slippage of newbuilding vessel deliveries persistsAs fleet-wide utilization has declined, scrapping activity has increased significantly while newbuilding vessel ordering has slowed dramatically from prior year levels

   Appendix

 Key Balance Sheet Items – Genco Shipping & Trading Limited  Selected Financial Information3/31/15(Dollars in thousands)  March 31, 2015 cash includes restricted cash under the terms of Genco’s and Baltic Trading’s credit facilities. March 31, 2015 debt includes $27.8 million and $16.8 million of the current portion of long-term debt outstanding for Genco and Baltic Trading, respectively. March 31, 2015 shareholders’ equity for Genco standalone is less the non-controlling portion of Baltic Trading Limited’s shareholders equity.   Shareholders’ Equity(3)    Mar. 31, 2015 Genco Consolidated    Excluding Baltic Trading    Mar. 31, 2015 Genco Standalone  Cash(1)  $78,833   $63,783  Debt(2)   $434,608  $226,145  Capitalization  $1,662,572  $1,245,393                 $1,227,964  (208,716)   $1,019,248  (208,463)  (15,051)  (417,179)  Debt/Capitalization  26%  18%

Genco Fleet Details

Vessel Type	Vessel Name	Year Built	Charterer	Cash Daily Rate[1]	Charter Expiration[2]
Capesize 11	Genco Augustus	2007	Swissmarine Asia Pte. Ltd.	102% of BCI[3]	March, 2016
	Genco Tiberius	2007	Cargill International S.A.	102% of BCI	November, 2015
	Genco London	2007	Cargill International S.A.	102.5% of BCI	November, 2015
	Genco Titus	2007	Swissmarine Services S.A.	104.5% of BCI	June, 2015
	Genco Constantine	2008	Cargill International S.A.	102% of BCI	December, 2015
	Genco Hadrian	2008	Swissmarine Services S.A.	98.5% of BCI	October, 2015
	Genco Commodus	2009	Swissmarine Asia Pte. Ltd.	98.5% of BCI[4]	March, 2016
	Genco Maximus	2009	Swissmarine Services S.A.	98.5% of BCI	February, 2016
	Genco Claudius	2010	Swissmarine Services S.A.	99% of BCI	September, 2015
	Genco Tiger	2011	Swissmarine Services S.A.	103% of BCI[5]	October, 2015
	Baltic Lion	2012	Swissmarine Services S.A.	103% of BCI[6]	November, 2015
Panamax 8	Genco Beauty	1999	Navig8 Inc.	94.5% of BPI	June, 2015
	Genco Knight	1999	Swissmarine Services S.A.	99% of BPI	June, 2015
	Genco Leader	1999	Navig8 Pan8 Pool Inc.	Spot Pool[7]	August, 2015
	Genco Vigour	1999	Swissmarine Services S.A.	98% of BPI	July, 2015
	Genco Acheron	1999	Swissmarine Services S.A.	98% of BPI	July, 2015
	Genco Surprise	1998	Swissmarine Services S.A.	100% of BPI	June, 2015
	Genco Raptor	2007	Global Maritime Investments Ltd.	100% of BPI	June, 2015
	Genco Thunder	2007	Swissmarine Services S.A.	100% of BPI[8]	August, 2015
Supramax 17	Genco Predator	2005	Oldendorff GMBH & Co.	$6,500[9]	May, 2015
	Genco Warrior	2005	Trammo Bulk Carriers	$7,250[10]	June, 2015
	Genco Hunter	2007	Pioneer Navigation Ltd.	106.5% of BSI	December, 2015
	Genco Cavalier	2007	Oldendorff GMBH & Co.	$5,500[11]	May, 2015
	Genco Lorraine	2009	Pioneer Navigation Ltd.	$7,750[12]	June, 2015
	Genco Loire	2009	China Pacific Maritime Inc.	$6,000[13]	May, 2015
	Genco Aquitaine	2009	Bulkhandling Handymax A/S	Spot Pool[14]	August, 2015
	Genco Ardennes	2009	Bulkhandling Handymax A/S	Spot Pool[14]	August, 2015
	Genco Auvergne	2009	Pioneer Navigation Ltd.	100% of BSI	December, 2015
	Genco Bourgogne	2010	Clipper Sapphire Pool	Spot Pool[15]	November, 2015
	Genco Brittany	2010	Clipper Sapphire Pool	Spot Pool[15]	November, 2015
	Genco Languedoc	2010	Clipper Bulk Shipping NV	$4,000[16]	July, 2015
	Genco Normandy	2007	Transasia Pool Pte. Ltd., Singapore	$4,500[17]	June, 2015
	Genco Picardy	2005	D'Amico Dry Ltd., Dublin	$4,250[18]	June, 2015
	Genco Provence	2004	Pioneer Navigation Ltd.	100% of BSI	July, 2015
	Genco Pyrenees	2010	Clipper Sapphire Pool	Spot Pool[15]	November, 2015
	Genco Rhone	2011	Pioneer Navigation Ltd.	100% of BSI	November, 2015

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Genco Fleet Details*

Vessel Type	Vessel Name	Year Built	Charterer	Cash Daily Rate[1]	Charter Expiration[2]
Handymax 6	Genco Success	1997	Caltrek Freight and Trading Ltd.	91.5% of BSI	June, 2015
	Genco Carrier	1998	Polaris Shipping Co. Ltd.	$3,000[19]	April, 2015
	Genco Prosperity	1997	Centurion Bulk Pte. Ltd., Singapore	89% of BSI[20]	June, 2015
	Genco Wisdom	1997	ED & F MAN Shipping Ltd.	89% of BSI[21]	February, 2016
	Genco Marine	1996	TST NV, Nevis	87% of BSI[22]	February, 2016
	Genco Muse	2001	Western Bulk Pte. Ltd.	$4,500[23]	May, 2015
Handysize 13	Genco Sugar	1998	Clipper Logger Pool	Spot Pool[24]	November, 2015
	Genco Pioneer	1999	Clipper Logger Pool	Spot Pool[24]	November, 2015
	Genco Progress	1999	Clipper Logger Pool	Spot Pool[24]	November, 2015
	Genco Explorer	1999	Clipper Logger Pool	Spot Pool[24]	November, 2015
	Genco Reliance	1999	Clipper Logger Pool	Spot Pool[24]	November, 2015
	Genco Charger	2005	Pacific Basin Chartering Ltd.	98% of BHSI[25]	June, 2015
	Genco Challenger	2003	Pacific Basin Chartering Ltd.	98% of BHSI	June, 2015
	Genco Champion	2006	Pacific Basin Chartering Ltd.	100% of BHSI	August, 2015
	Genco Ocean	2010	Pioneer Navigation Ltd.	107% of BHSI	June, 2015
	Genco Bay	2010	Pacific Basin Chartering Ltd.	107% of BHSI	June, 2015
	Genco Avra	2011	Pioneer Navigation Ltd.	107% of BHSI	September, 2015
	Genco Mare	2011	Cargill International S.A./Pioneer Navigation Ltd.	115%/103.5% of BHSI[26]	May, 2015 /April, 2016
	Genco Spirit	2011	Clipper Bulk Shipping Ltd.	$8,000	September, 2015

* Please see next page for footnotes to table. Table excludes vessels owned by Baltic Trading Limited.

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Footnotes to Genco Fleet Table

1) Time charter rates presented are the gross daily charterhire rates before third-party commissions generally ranging from 1.25% to 6.25%. In a time charter, the charterer is responsible for voyage expenses such as bunkers, port expenses, agents' fees and canal dues.
2) The charter expiration dates presented represent the earliest dates that our charters may be terminated in the ordinary course. Under the terms of each contract, the charterer is entitled to extend the time charters from two to four months in order to complete the vessel's final voyage plus any time the vessel has been off-hire.
3) We have reached an agreement with Swissmarine Asia Pte. Ltd. on a spot market-related time charter for 10.5 to 13.5 months based on 102% of the Baltic Capesize Index (BCI), published by the Baltic Exchange, as reflected in daily reports. Hire is paid every 15 days in arrears less a 5.00% third-party brokerage commission. Genco maintains the option to convert to a fixed rate based on Capesize FFA values at 102%. The vessel delivered to charterers on April 29, 2015.
4) We have agreed to an extension with Swissmarine Asia Pte. Ltd. on a spot market-related time charter for 10.5 to 13.5 months based on 98.5% of the BCI, as reflected in daily reports. Hire is paid every 15 days in arrears less a 5.00% third-party brokerage commission. Genco maintains the option to convert to a fixed rate based on Capesize FFA values at 98.5%. The extension began on April 20, 2015.
5) This vessel was renamed Genco Tiger on April 30, 2015.
6) This vessel is to be renamed Genco Lion.
7) We have reached an agreement to enter this vessel into the Navig8 Pan8 Pool, a vessel pool trading in the spot market of which Navig8 Inc. acts as the pool manager. Genco can withdraw the vessel with three months notice.
8) We have agreed to an extension with Swissmarine Services S.A. on a spot market-related time charter for 3 to 5.5 months based on 100% of the Baltic Panamax Index (BPI), published by the Baltic Exchange, as reflected in daily reports. Hire is paid every 15 days in arrears less a 5.00% third-party brokerage commission. Genco maintains the option to convert to a fixed rate based on Panamax FFA values at 100%. The extension began on May 11, 2015.
9) We have reached an agreement with Oldendorff GMBH & Co. on a time charter for 25 days at a rate of $6,500 per day. Hire is paid every 15 days in advance less a 5.00% third-party brokerage commission. The vessel delivered to charterers on April 26, 2015 after repositioning. The vessel redelivered to Genco on April 21, 2015.
10) We have reached an agreement with Trammo Bulk Carriers on a time charter for 3 to 7.5 months at a rate of $7,250 per day. Hire is paid every 15 days in advance less a 5.00% third-party brokerage commission. The vessel delivered to charterers on February 15, 2015 after repositioning. The vessel redelivered to Genco on February 13, 2015.
11) We have reached an agreement with Oldendorff GMBH & Co. on a time charter for 25 days at a rate of $5,500 per day. Hire is paid every 15 days in advance less a 5.00% third-party brokerage commission. The vessel delivered to charterers on April 26, 2015 after repositioning. The vessel redelivered to Genco on April 20, 2015.
12) We have agreed to an extension with Pioneer Navigation Ltd. on a time charter for 3.5 to 7.5 months at a rate of $7,750 per day. Hire is paid every 15 days in advance less a 5.00% third-party brokerage commission. The extension began on March 8, 2015.
13) We have reached an agreement with China Pacific Maritime Inc. on a time charter for approximately 65 days at a rate of $6,000 per day. Hire is paid every 15 days in advance less a 5.00% third-party brokerage commission. The vessel delivered to charterers on March 22, 2015.
14) We have reached an agreement to enter these vessels into the Bulkhandling Handymax A/S Pool, a vessel pool trading in the spot market of which Torvald Klaveness acts as the pool manager. Genco can withdraw a vessel with three months' notice.
15) We have reached an agreement to enter these vessels into the Clipper Sapphire Pool, a vessel pool trading in the spot market of which Clipper Group acts as the pool manager. Genco can withdraw a vessel with a minimum notice of six months.
16) We have reached an agreement with Clipper Bulk Shipping NV on a time charter for approximately 45 days at a rate of $4,000 per day. Hire is paid every 15 days in advance less a 5.00% third-party brokerage commission. The vessel is expected to deliver to charterers on or about May 25, 2015 after the vessel exits drydocking for schedule maintenance.
17) We have reached an agreement with Transasia Pool Pte. Ltd., Singapore on a time charter for approximately 20 days at a rate of $4,500 per day. Hire is paid every 15 days in advance less a 5.00% third-party brokerage commission. The vessel is expected to deliver to charterers on or about May 22, 2015 after repositioning. The vessel redelivered to Genco on May 13, 2015.
18) We have reached an agreement with D'Amico Dry Ltd., Dublin on a time charter for approximately 20 days at a rate of $4,250 per day. Hire is paid every 15 days in advance less a 5.00% third-party brokerage commission. The vessel delivered to charterers on May 13, 2015 after repositioning. The vessel redelivered to Genco on May 7, 2015.
19) The vessel redelivered to Genco on April 22, 2015 and is currently in drydocking for scheduled maintenance.
20) We have reached an agreement with Centurion Bulk Pte. Ltd., Singapore on a time charter for 3 to 6.5 months based on 89% of the Baltic Supramax Index (BSI), published by the Baltic Exchange, as reflected in daily reports. Hire is paid every 15 days in arrears less a 5.00% third-party brokerage commission. Genco maintains the option to convert to a fixed rate based on Supramax FFA values at 89%. The vessel delivered to charterers on February 15, 2015.
21) We have agreed to an extension with ED & F MAN Shipping Ltd. on a spot market-related time charter for 9.5 to 12.5 months based on 89% of the BSI, as reflected in daily reports. Hire is paid every 15 days in arrears less a 5.00% third-party brokerage commission. Genco maintains the option to convert to a fixed rate based on Supramax FFA values at 89%. The extension began on May 8, 2015 after the vessel exited drydocking for scheduled maintenance.
22) We have reached an agreement with TST NV, Nevis on a spot market-related time charter based on 87% of the BSI, as reflected in daily reports. The minimum and maximum expiration dates of the time charter are February 8, 2016 and April 8, 2016, respectively. Hire is paid every 15 days in arrears less a 5.00% third-party brokerage commission. The vessel delivered to charterers on May 9, 2015 after repositioning. The vessel redelivered to Genco on May 4, 2015.
23) We have reached an agreement with Western Bulk Pte. Ltd. on a time charter for approximately 18 days at a rate of $4,500 per day. Hire is paid every 15 days in advance less a 5.00% third-party brokerage commission. The vessel delivered to charterers on April 24, 2015 after repositioning. The vessel redelivered to Genco on April 18, 2015.
24) We have reached an agreement to enter these vessels into the Clipper Logger Pool, a vessel pool trading in the spot market of which Clipper Group acts as the pool manager. Genco can withdraw the vessels with a minimum notice of six months.
25) We have agreed to an extension with Pacific Basin Chartering Ltd. on a spot market-related time charter for 3 to 6.5 months based on 98% of the Baltic Handysize Index (BHSI), published by the Baltic Exchange, as reflected in daily reports. Hire is paid every 15 days in arrears less a 5.00% third-party brokerage commission. Genco maintains the option to convert to a fixed rate based on Handysize FFA values at 98%. The extension began on March 27, 2015 after the vessel completed drydocking for scheduled maintenance.
26) We have reached an agreement with Pioneer Navigation Ltd. on a spot market-related time charter for 10.5 to 13.5 months based on 103.5% of the BHSI, as reflected in daily reports except for the initial 35 days in which hire is based on 103.5% of the Baltic Handysize HS5 route. Hire is paid every 15 days in arrears less a 5.00% third-party brokerage commission. Genco maintains the option to convert to a fixed rate based on Handysize FFA values at 103.5%. The vessel is expected to deliver to charterers on or about May 26, 2015 after the conclusion of the current time charter with Cargill International S.A.

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Footnotes to Baltic Trading Fleet Table

1) The charter expiration dates presented represent the earliest dates that our charters may be terminated in the ordinary course. Under the terms of each contract, the charterer is entitled to extend the time charters from two to four months in order to complete the vessel's final voyage plus any time the vessel has been off-hire.
2) The dates for the vessels being delivered in the future are estimates based on guidance received from the sellers.
3) We have agreed to an extension with Swissmarine Services S.A. on a spot market-related time charter for 11 to 13.5 months based on 102.5% of the average of the daily rates of the Baltic Capesize Index (BCI), published by the Baltic Exchange, as reflected in daily reports. Hire is paid in arrears net of a 5.75% brokerage commission, which includes the 1.25% commission payable to Genco Shipping & Trading Limited (“Genco”). The extension began on May 1, 2015 after the vessel exited drydocking for scheduled maintenance.
4) We have reached an agreement with Swissmarine Services S.A. on a spot market-related time charter for 11.5 to 14.5 months based on 101.5% of the average of the daily rates of the BCI, as reflected in daily reports. Hire is paid every 15 days in arrears net of a 5.00% brokerage commission, which includes the 1.25% commission payable to Genco. The vessel delivered to charterers on December 9, 2014.
5) We have reached an agreement with Swissmarine Asia Pte. Ltd. on a spot market-related time charter for 12 to 15 months based on 115.5% of the average of the daily rates of the Baltic Supramax Index (BSI), published by the Baltic Exchange, as reflected in daily reports. Hire is paid every 15 days in arrears net of a 6.25% brokerage commission, which includes the 1.25% commission payable to Genco. The vessel delivered to charterers on November 1, 2014.
6) We have reached an agreement with Pioneer Navigation Ltd. on a spot market-related time charter for 11.5 to 14.5 months based on 115% of the average of the daily rates of the BSI, as reflected in daily reports. Hire is paid every 15 days in arrears net of a 6.25% brokerage commission, which includes the 1.25% commission payable to Genco. The vessel delivered to charterers on January 6, 2015.
7) We have reached an agreement with Western Bulk Pte. Ltd. on a time charter for 3.5 to 7.5 months at a rate of $7,000 per day except for the initial 40 days of the time charter in which the hire rate is $5,000 per day. Hire is paid every 15 days in advance less a 6.25% brokerage commission, which includes the 1.25% commission payable to Genco. The vessel delivered to charterers on May 9, 2015 after repositioning. The vessel redelivered to Baltic Trading on May 4, 2015.
8) We have reached an agreement to enter these vessels into the Bulkhandling Handymax A/S Pool, a vessel pool trading in the spot market of which Torvald Klaveness acts as the pool manager. Baltic Trading can withdraw a vessel with three months' notice.
9) We have reached an agreement with Harmony Innovation Shipping Ltd. on a time charter for approximately 25 days at a rate of $6,500 per day. Hire is paid every 15 days in advance less a 6.25% brokerage commission, which includes the 1.25% commission payable to Genco. The vessel delivered to charterers on May 9, 2015 after repositioning. The vessel redelivered to Baltic Trading on May 4, 2015.
10) We have reached an agreement with Trammo Bulk Carriers on a spot-market related time charter for 15.5 to 19.5 months based on 107% of the average of the daily rates of the Baltic Handysize Index (BHSI), published by the Baltic Exchange, as reflected in daily reports. Hire is paid every 15 days in arrears net of a 6.25% brokerage commission, which includes the 1.25% commission payable to Genco. The vessel delivered to charterers on October 3, 2014.
11) We have reached an agreement with Trammo Bulk Carriers on a spot market-related time charter for a minimum of 10.5 months based on 106% of the average of the daily rates of the BHSI, as reflected in daily reports. Hire is paid every 15 days in arrears net of a 6.25% brokerage commission, which includes the 1.25% commission payable to Genco.
12) We have reached an agreement with Clipper Bulk Shipping Ltd. on a spot-market related time charter based on 103.5% of the average of the daily rates of the BHSI, as reflected in daily reports. Hire is paid every 15 days in arrears net of a 6.25% brokerage commission, which includes the 1.25% commission payable to Genco. The minimum and maximum expiration dates of the time charter are July 17, 2015 and October 1, 2015, respectively. The vessel delivered to charterers on November 7, 2014.
13) We have reached an agreement to enter these vessels into the Clipper Logger Pool, a vessel pool trading in the spot market of which Clipper Group acts as the pool manager. Baltic Trading can withdraw the vessels with a minimum notice of six months.

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